UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   2  )

McAfee.com Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

579062 10 0

(CUSIP Number)

George Samenuk
Networks Associates, Inc.
3965 Freedom Circle
Santa Clara, CA 95054
(408) 988-3832

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

CUSIP No. 579062 10 0

1		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Networks Associates, Inc. (I.R.S. employer identification number 77-0316593)

2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) (b)

3		SEC Use Only

4		Source of Funds (See Instructions) Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6		Citizenship or Place of Organization Delaware

Number of	7	Sole Voting Power 36,000,000* shares

Shares
Beneficially	8	Shared Voting Power 0

Owned by
Each	9	Sole Dispositive Power 36,000,000 shares

Reporting
Person With	10.	Shared Dispositive Power

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 36,000,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.		Percent of Class Represented by Amount in Row (11) 75.0%

14.		Type of Reporting Person (See Instructions)

CO

         * Generally, each holder of the Issuer’s Class A Common Stock is entitled to one vote per share and each holder of the Issuer’s Class B Common Stock is entitled to three votes per share.

Item 1. Security and Issuer

         This Schedule 13D/A relates to the Class A Common Stock of McAfee.com Corporation (“McAfee.com”). The principal business address of the Issuer is 535 Oakmead Parkway, Sunnyvale, California 94085.

Item 2. Identity and Background

         This Statement is being filed by Networks Associates, Inc. (“NAI”). NAI is a corporation organized under the laws of the State of Delaware and is principally engaged in the business of the development, marketing and sale of software products. The principal business address is 3965 Freedom Circle, Santa Clara, California 95054.

         Reference is made to the announcement on July 1, 2002, by NAI that it intends to commence an exchange offer to acquire each of the outstanding shares of McAfee.com Class A Common Stock in exchange for 0.78 of a share of NAI common stock. The press release announcing NAI’s intent to commence the exchange offer is filed as an exhibit herewith and is incorporated by reference herein. Also filed as an exhibit hereto is the letter sent to the McAfee.com board of directors advising them of the exchange offer.

Item 3. Source and Amount of Funds or Other Consideration

         Prior to the announcement of the exchange offer, NAI owned 36,000,000 shares of McAfee.com Class B common stock, which comprises all the shares of such class which are outstanding. Pursuant to the exchange offer, NAI is proposing to acquire all of the outstanding shares of McAfee.com Class A common stock at an exchange ratio of 0.78 of a share of NAI common stock for every share of McAfee.com Class A common stock. It is expected that the shares of NAI common stock that NAI proposes to use in the exchange offer will be newly issued shares of common stock to be registered pursuant to a registration statement on Form S-4 that NAI expects to file on or about July 2, 2002.

Item 4: Purpose of Transaction

         Upon completion of the exchange offer, NAI intends to effectuate a short-form merger whereby the remaining holders of McAfee.com Class A common stock will receive 0.78 of a share of NAI common stock in exchange for each share held by them of McAfee.com Class A common stock (unless appraisal rights are properly perfected), and a wholly-owned subsidiary of NAI will be merged with McAfee.com pursuant to the Delaware General Corporation Law.

Item 5. Interest in Securities of the Issuer

(a)	As of the date of this Schedule, NAI beneficially owns 36,000,000 shares of McAfee.com Class B Common Stock, which shares are convertible into 36,000,000 shares of McAfee.com Class A Common Stock. The NAI holdings represent 75.0% of the outstanding shares of McAfee.com Class A Common Stock.

(b)	Sole Voting Power:	36,000,000 shares of Class B Common Stock*

	Shared Voting Power:	0 shares

	Sole Dispositive Power:	36,000,000 shares of Class B Common Stock*

	Shared Dispositive Power:	0 shares

(c)	NAI has not effected any other transactions in the shares of McAfee.com Class A Common Stock during the past 60 days.

(d)	Not applicable.

         * Generally, each holder of the Issuer’s Class A Common Stock is entitled to one vote per share and each holder of the Issuer’s Class B Common Stock is entitled to three votes per share.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See Item 2 above.

Item 7. Material to Be Filed as Exhibits

         Press release dated July 1, 2002, announcing the intent to commence the exchange offer.

         Letter from Networks Associates, Inc. to the board of directors of McAfee.com

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 1, 2002 Date

/s/ GEORGE SAMENUK
Signature

George Samenuk Name

Chairman and Chief Executive Officer Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

INDEX TO EXHIBITS

EXHIBIT	DESCRIPTION

1	Press release dated July 1, 2002, announcing the intent to commence the exchange offer.

2	Letter from Networks Associates, Inc. to the board of directors of McAfee.com